PLUMAS BANCORP

5525 Kietzke Lane
Reno, NV 89511

April 8, 2025

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549
Attention: Madeleine Joy Mateo

Re: Plumas Bancorp

Registration Statement on Form S-4

Filed March 31, 2025
File No. 333-286273

To Whom It May Concern:

Plumas Bancorp respectfully requests that the Securities and Exchange Commission cause the above-referenced registration statement on Form S-4 to become effective at 11:00 a.m., Eastern time, on Friday, April 11, 2025, or as soon thereafter as practicable.

Please contact David Gershon of Sheppard, Mullin, Richter & Hampton, LLP at (415) 774-3120 with any questions you may have concerning this request. In addition, please notify Mr. Gershon when this request for acceleration has been granted.

Very truly yours,

PLUMAS BANCORP

By:	/s/ Richard Belstock
Name:	Richard Belstock
Title:	Executive Vice President and Chief Financial Officer